Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (937) 445-5633

William Nuti, Chief Executive Officer
NCR Corporation
1700 South Patterson Blvd.
Dayton, OH 45479

> **Re: NCR Corporation**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 001-00395**

Dear Mr. Nuti:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Selection of Nominees for Directors, page 12

1. Please disclose the procedures set forth in the Bylaws that a shareholder must follow when nominating directors.

Compensation Discussion and Analysis

2. Please elaborate on the role of Mr. Nuti in NCR's compensation processes and his input during the crafting of compensation packages. For example, consider discussing whether or not Mr. Nuti makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and the extent to which Mr. Nuti attends Compensation Committee meetings or meets with the consultants used by the Committee.

3. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. Refer to the wide disparities in Mr. Nuti's salary, the amount paid to him under the 2006 MIP Objectives Plan, and the option award made on February 13, 2007 and provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

4. Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. For example, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

5. Please quantify the disclosure regarding the *de facto* targets and targeted total compensation that results from your review of base salaries and annual and long-term incentive opportunities. Refer to the disclosure in the last sentence of the first full paragraph under the "Annual Awards" subsection on page 22. Please quantify the extent to which your equity awards are initially set at dollar amounts and discuss how these target amounts compare to the peer group.

Peer Groups and Benchmarking, page 17

6. Please elaborate on the use of "alternative peer groups" as referenced on page 18.

Short-Term Incentives, page 18

7. Please provide additional analysis about how you determined the amount of compensation paid under the Management Incentive Plan. See Item 402(b)(1)(v) of Regulation S-K. Provide a more focused discussion that not only sets forth the amount of compensation awarded under the plan but also provides substantive analysis and insight into how the Committee set the amount of cash to be awarded upon attainment of the relevant performance objectives. Ensure that your disclosure contains appropriate analysis of the specific factors considered by the Committee in setting compensation levels and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Long-Term Incentives, page 21

Performance-Based Restricted Stock, page 21

8. The disclosure in this section relating to the description of the vesting provisions of your performance-based restricted stock contains technical information that impairs the readability of your disclosure. Refer to Section VI of Commission Release 33-8732A, which, among other concepts, refers to the avoidance of the use of highly technical business and other terminology as the primary means of explaining information. Refer to the use of difficult-to-understand concepts such as how the company applies a "straight-line interpolation to [y]our actual CNOP for the performance period to compute the number of shares earned by the Named Executive Officers . . . ." Refer also to the formula relating to "Return on Capital" which your disclosure indicates is equal to "NPOI divided by Controllable Capital".

Annual Awards, page 22

    9. Refer to the disclosure relating to the company's consideration of the affordability of executive compensation in making determinations regarding the size and mix of each equity award. Please expand your disclosure to provide a materially complete description of how the cost of executive compensation factors into your overall compensation decision-making policies and how the amounts expensed in prior fiscal years specifically impact compensation awards in the fiscal year for which compensation is being reported.

Ad Hoc Awards, page 22

    10. Please provide a complete description of the ad hoc equity award process and the specific awards that you made to relevant named executive officers in the last fiscal year.

Summary Compensation Table, page 28

Employment Agreements and Material Employment Terms, page 28

    11. Revise the Compensation Discussion and Analysis to address how you determined the elements and levels of compensation as set forth in the employment agreements, particularly the amounts awarded in the form of long term incentives.

2006 Director Compensation Table, page 42

    12. For each director, disclose by footnote the aggregate number of stock awards outstanding at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (iv).

    Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor